NO ACT

PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION [redacted]

08021423

RECD S.E.C.
JAN 0 9 2008
1086

January 9, 2008

Brian P. Banks
Associate General Counsel &
Corporate Secretary
Kansas City Southern
P.O. Box 219335
Kansas City, MO 64121-9335

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/9/2008

Re: Kansas City Southern
Incoming letter dated December 21, 2007

Dear Mr. Banks:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Kansas City Southern by the International Brotherhood of Teamsters General Fund. We also received a letter from the proponent on January 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

KANSAS CITY SOUTHERN
MAILING ADDRESS: P.O. BOX 219335 • KANSAS CITY, MO 64121-9335

FOUNDED 1887

BRIAN P. BANKS
ASSOCIATE GENERAL COUNSEL &
CORPORATE SECRETARY
TEL. (816) 983-1382
FAX (816) 983-1227
E-MAIL: BBanks@KCSouthern.com

VIA UPS

December 21, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of a Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund for Inclusion in the 2008 Proxy Statement of Kansas City Southern Pursuant to Rule 14a-8.

Dear Sir or Madam:

This letter is submitted by Kansas City Southern (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (the "2008 Proposal") submitted for inclusion in the Company's 2008 proxy statement by the International Brotherhood of Teamsters General Fund (the "Shareholder"). The Shareholder's cover letter transmitting the 2008 Proposal, along with the 2008 Proposal and supporting statement (the "2008 Supporting Statement"), are attached to this letter as Exhibit A.

In November 2006, the Shareholder submitted a substantially identical proposal for inclusion in the Company's 2007 proxy statement (the "2007 Proposal") along with a highly similar supporting statement (the "2007 Supporting Statement"). In response, the Company filed a no-action request letter dated January 3, 2007 (the "No-Action Request"). The Shareholder responded to the No-Action Request with a letter dated January 18, 2007 (the "Shareholder Response") and the Company then responded with a letter dated January 29, 2007 (the "Company Response to the Shareholder Response") (these documents, together with the No-Action Request, shall be referred to herein as the "2007 SEC Filings"). The staff of the Division of Corporate Finance (the "Staff") agreed with the Company that under Rule 14a-8(i)(7) the Company had a basis to exclude the 2007 Proposal and concluded that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the

Company omitted the 2007 Proposal from the 2007 proxy statement. Because the Staff agreed with the Company regarding the first basis addressed in the No-Action Request, the Staff did not address the alternative basis discussed by the Company in the 2007 SEC Filings. The Staff's response is attached to this letter as Exhibit B; the Company Response to the Shareholder Response is attached to this letter as Exhibit C; the Shareholder Response is attached to this letter as Exhibit D; the No-Action Request is attached to this letter as Exhibit E; and the letter submitted by the Shareholder in November 2006, along with the 2007 Proposal and 2007 Supporting Statement, is attached to this letter as Exhibit F.

We hereby request that the Staff confirm that it will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Commission Rule 14a-8 under the Exchange Act, as explained below, and as addressed in the 2007 SEC Filings, the Company excludes the 2008 Proposal and 2008 Supporting Statement from the Company's 2008 proxy statement and other proxy materials (the "Proxy Materials").

In accordance with Rule 14a-8(j), the Company is filing six copies of this letter and the Exhibits. It is simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Shareholder as notice of the Company's intention to exclude the 2008 Proposal from the Company's Proxy Materials.

The 2008 Proposal states:

> RESOLVED: That the shareholders of Kansas City Southern ("KCS" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in KCS's annual proxy statement, by the 2009 annual meeting, information relevant to KCS's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

A. BASES FOR EXCLUSION

The Company believes that the 2008 Proposal and 2008 Supporting Statement should be omitted from the Proxy Materials as they relate to a matter of ordinary business operations of the Company and because the 2008 Supporting Statement violates the proxy rules as materially misleading. These bases for exclusion, either of which alone would suffice as grounds for such exclusion, are each discussed below.

1. The Proposal relates to a matter of the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

SEC Release No. 34-40018 outlined two central considerations underlying this policy for exclusion. The first consideration relates to the subject matter of the proposal, stating that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018. Shareholders cannot reasonably make informed and appropriate decisions regarding efforts to "safeguard the security of [the Company's] operations" from acts of terrorism. The various efforts made by the management to safeguard the Company from terrorism and other homeland security matters are incorporated in the daily functions and decisions of the members of management. A change in any policy to safeguard the Company would affect the way that the managers carry out their duties on a day-to-day basis. Further, matters relating to the safety of a company have been deemed matters of day-to-day operations by the Commission. See, e.g., AMR Corporation, SEC No-Action letter (April 2, 1987) (concluding that a proposal relating to the nature and extent of review of the safety of that company's airline operations was a matter relating to its ordinary business operations). The Proposal is an undue intrusion into matters that are more appropriately handled by the management of the Company.

The second consideration regards "the degree to which the proposal seeks to 'micro-manage' the company." A proposal would be appropriate for exclusion where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Policies and actions by the Company created and implemented to protect the Company, its railroads, its employees and the public from terrorist acts or other homeland security incidents are necessarily complex and highly confidential. Any meaningful change in these policies and actions would require detailed and extensive knowledge of the Company and its operations and would require expertise regarding appropriate counter terrorism measures for a railroad beyond what would be reasonable for someone in a non-management position of the Company to have. An in-depth understanding of the methods to prevent terrorism and risks facing the Company for failure to properly implement these methods is an essential element of both day-to-day activities and the Company's long-term strategy.

In the 2007 Shareholder Response to the No-Action Request, the Shareholder contended that the 2007 Proposal did not seek to mandate oversight of managers and their day-to-day decisions because "the proposal [was] asking the Directors of the Company's board to oversee management's homeland security efforts, which [it] believe[d], [was] part of their duty to protect the interests of shareholders." However, the 2007 Proposal, like the 2008 Proposal which is substantially identical to the 2007 Proposal, was not simply asking directors to perform a duty. It was asking the directors to report to the Company's shareholders on the methods implemented by the Company to counter terrorism. Such a report would not be meaningful since the shareholders would not be in a position to make any informed judgments about such matters. Additionally, as described below, the measures taken are highly confidential and must, for obvious reasons, remain so.

Further, the Proposal requests that the Company make an internal assessment of the potential risks and liabilities that the Company faces as a result of operations that may affect the public's health. In Staff Legal Bulletin No. 14C, the Commission stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company

> faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).
>
> SEC Staff Legal Bulletin No.14C (June 28, 2005).

The Staff Bulletin is consistent with the many no-action letters in which the Commission takes the position that analysis of risks and benefits of company policies is a fundamental and ongoing part of a company's ordinary business operations, and is best left to management of a company. See, e.g., Dow Chemical, SEC No-Action Letter (Feb 23, 2005); Xcel Energy Inc., SEC No-Action Letter (Apr. 1, 2003). Here, the 2008 Proposal requests a report on the efforts of the Company to safeguard the security of its operations, stating that "it is critical that shareholders be allowed to evaluate the steps KCS has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident." The 2008 Proposal and the 2008 Supporting Statement are not intended to potentially minimize the operations of the Company that may affect the environment or public health. Instead, like similar proposals for which the Commission has determined a proposal to be excludable under Rule 14a-8(i)(7), the 2008 Proposal and the 2008 Supporting Statement request information to allow shareholders to evaluate how the Company is safeguarding the Company to understand the potential risks and liabilities to the Company. See Dow Chemical, SEC No-Action Letter (Feb 23, 2005). The 2008 Proposal and the 2008 Supporting Statement, accordingly, should be excluded under Rule 14a-8(i)(7).

In the 2007 Shareholder Response, the Shareholder stated that it "kn[ew] of no basis for suggesting that the risks associated with terror are routine or ordinary, or that security measures designed to address them constitute 'ordinary business operations.'" The Shareholder further stated that the no-action letters cited in the No-Action Request relating to the risks to a company, such as the Dow Chemical no-action letter cited above, are distinguishable because the Shareholder claimed that the 2007 Proposal "deal[t] not with ordinary business operations but, rather, with the extraordinary risks associated with extraordinary events." The Shareholder was misapplying Rule 14a-8(i)(7) by focusing not on the duties, tasks and operations of the management, but instead on the purposes or objectives of those tasks. Terrorist attacks may be extraordinary events, but the tasks carried out by the management to prevent these attacks are part of the day-to-day operation of the Company.

The 2007 Shareholder Response pointed to certain no-action letters issued in which the Commission denied the companies' bases for exclusion: E.I. du Pont de Nemours and Company (available February 24, 2006) and ExxonMobil (available March 18, 2005). An important distinction between the 2007 Proposal, like the 2008 Proposal, and the shareholders' position in these cited no-action letters is that in the 2007 Proposal the Company was being asked to disclose exactly what it was already doing at that time to safeguard the Company. The 2008 Proposal also asks the Company to disclose what it is doing currently. Such a disclosure could increase the risk of harm, without providing any countervailing benefit. A terrorist attack could become more likely, or at least more likely to be successful, if the measures to prevent it are disclosed publicly.

Further, many of the specific measures that the Company has taken to safeguard the Company, its railroads, its employees, and the public (including the shareholders of the Company) from acts of terrorism must remain confidential and, indeed, are required to be kept so through arrangements with appropriate government agencies (including the Department of Homeland Security) and through jointly-developed and implemented strategies and plans with connecting carriers. Public knowledge of these measures would negate the purposes of the measures and make the Company more vulnerable to terrorist attacks. Moreover, inasmuch as a significant portion of the Company's efforts on security matters are in cooperation with, and pursuant to a plan developed with, other railroads, forcing the Company to disclose all or a portion of that plan would violate confidentiality agreed to with other carriers and, perhaps, make other carriers less willing in the future to include the Company's railroad subsidiaries in cooperative security efforts. Further, by making the information available to shareholders, the Company would also be making the information available to the public, including those persons against whom the measures were taken in the first place.

The fact that the 2008 Proposal requests that the Company prepare and disseminate a report and does not specifically ask that the Company take any other action on that matter of ordinary business does not prevent exclusion under Rule 14a-8(i)(7). SEC Release No. 34-20091 states that "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8(i)(7).]" As discussed above, the 2008 Proposal involves a matter of ordinary business, and therefore the 2008 Proposal should be excludable.

2. The Proposal violates Rule 14a-9 of the proxy rules, and is therefore properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Commission] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SEC Staff Legal Bulletin No. 14 (July 13, 2001). The Shareholder's 2008 Supporting Statement is highly similar to the Shareholder's materially misleading 2007 Supporting Statement. The 2008 Supporting Statement would have to be significantly revised to comply with the proxy rules, making the entire 2008 Proposal and 2008 Supporting Statement so materially misleading that both the 2008 Proposal and 2008 Supporting Statement should therefore be excluded.

The Company believes that the following statements in the Shareholder's 2008 Supporting Statement are materially false or misleading:

a. The following statement in the 2008 Supporting Statement is misleading: "Safeguarding U.S. security should be a priority for KCS, especially since the 9/11 attacks have crystallized the vulnerability of our nation's transportation infrastructure." By stating that safeguarding U.S. security "should be" a Company priority, it implies that it is not a priority. The Company has made extensive, confidential efforts to counter terrorism and it is a priority of the Company to continue to do so. This statement is, therefore, materially misleading.

b. The following statement in the 2008 Supporting Statement is misleading: "The United States Naval Research Lab reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes." In this report to the D.C. Council on October 6, 2003, Dr. Jay Boris is providing a worst-case scenario as part of a sales pitch to sell a new software tool called CT-Analyst™. An inclusion of this statement in the 2008 Supporting Statement without indicating the purpose of Dr. Boris's statement and without noting that this presentation is providing a worst-case scenario is materially misleading.

c. The following statement in the 2008 Supporting Statement is misleading: "The train bombings in London and Madrid, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks." The bombings mentioned in this paragraph were attacks on commuter trains (and also a double-decker bus in the London bombings in 2005) where explosives were carried aboard the trains by passengers. The Company does not run any commuter trains, nor does it currently run any type of passenger train open to the public in the United States or Mexico.[1] Any comparison to these events is materially misleading because the potential casualties and injuries from a bombing of a Company train would not be comparable to those in commuter train bombings, such as those that occurred in London and Madrid.

In the Shareholder Response, the Shareholder stated that because the Company's trains carry hazardous material through populous cities, the comparison to the London and Madrid bombings was not unwarranted. However, as we pointed out in the Company Response to the Shareholder Response, there is no public access to the freight trains operated by the Company. The risks and the manners to prevent attacks are not the same. Therefore, the references to the bombings are very misleading.

d. The following paragraph in the 2008 Supporting Statement is misleading: "Citizens for Rail Safety, Inc. (CRS), a national nonprofit public interest organization comprised of transportation consultants and concerned citizens advocating for national railroad safety and efficiency, unveiled a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the

[1] A contingent agreement exists between the Company and Amtrak to allow Amtrak to use the Company's line between Baton Rouge and New Orleans for the evacuation of citizens in the event of another Hurricane Katrina-like catastrophe.

U.S. system. The report, 'Securing and Protecting America's Rail System: U.S. Railroads and Opportunities for Terrorist Threats' uncovered the need for an increase in terrorism preparedness training for rail workers in order to improve rail security and protect the public." The report cited in this paragraph only mentioned the Company twice in the report and both references are in tables at the end of the report discussing the size of the various Class I railroads. Mentioning the report and its findings in the 2008 Supporting Statement is materially misleading because it implies that this report discloses failures in training of rail workers or failures in rail security by the Company, which is completely inaccurate.

e. The following statement in the 2008 Supporting Statement is misleading: "Rail workers throughout our Company report that KCS has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company." Without providing authority for this statement, this statement cannot be verified and is therefore highly misleading, if not entirely false. The 2007 Supporting Statement included a substantially identical statement regarding knowledge of rail workers of security improvement implementation. In the 2007 Shareholder Response, the Shareholder stated that it maintained records of statements of the rail workers and, therefore, the statements were verifiable. However, whether or not these statements were actually made by rail workers, of which we have seen no evidence, was not the issue in the 2007 Supporting Statement, as it is not in the 2008 Supporting Statement.

This statement implies that rail workers, even overlooking that the statement is vague and that the number and location or position of such workers is not disclosed, would have knowledge of the various efforts employed by the Company to counter terrorism. This is materially misleading. Knowledge of the strategies and efforts to prevent terrorist acts on the railroad are matters of ordinary business that are known only to the management of the Company. Also, many counter terrorism measures cannot be disclosed outside of management due to government mandate or request, or because of agreements with other carriers regarding certain jointly-developed and implemented strategies and plans. Despite explaining how to implement certain measures that have been adopted by the Company, these measures have appropriately not been disclosed to the rail workers as methods employed to prevent terrorist attacks. As noted above, it is imperative that the strategies for countering terrorism remain confidential to the Company. If management shared the basis for certain measures with the rail workers, the confidentiality of the strategies the Company utilizes would be compromised. Even if the statement were true, which the Company emphatically denies, including such information in a public document would be tantamount to an invitation to terrorism.

e. The following statement in the 2008 Supporting Statement is misleading: "While other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their operations and their costs, KCS does not mention efforts it has taken to protect the railroad's operations in high-risk areas like Dallas, Kansas City and Chicago. Indeed, Chicago-residents and those of 10 additional metropolitan areas are working through the courts to establish ordinances that would re-route rail operations to protect major urban communities." Despite the misleading impression given by the Shareholder in its 2008 Supporting Statement, the disclosures made by the Company are actually consistent with the disclosures made by other major railroads.[2] What makes the first sentence misleading given the Company's disclosures relative to disclosures of other major railroads is the emphasized part of the statement as follows: "*While other rail companies*, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their operations and their costs, *KCS does not mention* . . ." (emphasis added). The suggestion that the Company is disclosing fewer details than similarly-situated companies, or moreover that the other similarly-situated companies are disclosing details of efforts they are taking specifically to protect high-risk areas in which the companies operate is false. In fact, Canadian Pacific Railway does not even specifically disclose what it is doing to protect its operations in high-risk areas in which it operates, despite the implication to the contrary, making the entire statement materially misleading.

Further, both the first and second statements are misleading because the Company only has haulage rights in Chicago. It has no facilities there. Moreover, the second sentence regarding the residents of certain cities "working through the courts to establish ordinances" implies that efforts have been successful. Instead, these ordinances attempting to re-route rail operations have been found to be preempted by federal law. See, e.g., CSX Transportation, Inc. v. Williams, 406 F.3d 667 (May 3, 2005) (finding that the case for preemption by the Federal Railroad Safety Act, 49 U.S.C. §§ 20101-20153, was strong where a city ordinance generally banned all shipments of hazardous materials by rail or truck of certain substances within 2.2 miles of United States Capitol Building).

f. The following statement in the 2008 Supporting Statement is misleading: "These disclosures are particularly important because of KCS's history of accidents involving hazardous materials, which include an incident in Forrest County, Mississippi where two cars leaking hydrochloric acid and sodium hydroxide derailed, causing 40 homes in the vicinity to be evacuated." Any accidents the Company may have had involving hazardous materials are irrelevant to the efforts that the Company has taken to counter terrorism. Nothing regarding the described accidents would or should be in the report as requested by the Shareholder, and therefore it is highly and materially misleading to mention it in the Supporting Statement for a proposal requesting a report on efforts to safeguard against terrorism and minimize risks from terrorist acts.

Further, this statement is materially misleading because stating that the Company has a "history of accidents" implies that the Company has generally failed to comply with basic safety standards. Instead, during 2007, the Company demonstrated an outstanding and improved safety performance. In May 2007, the Company received the Lifetime

[2] See the reports on Form 10-K, all for the fiscal year ended December 29 or 31, 2006, on file with the Commission for the following major railroads: CSX Corporation, Union Pacific Corporation, Burlington Northern Santa Fe Corporation, and The Norfolk Southern Corporation.

Achievement Award in Security Excellence at the Global Border Security Conference and Expo in San Antonio, Texas for the efforts of its United States and Mexican railroads in fighting transnational crime. Further, The Kansas City Southern Railway Company, the Company's wholly-owned United States railroad ("KCSR"), received the Gold E. H. Harriman Award in Group B for safety in 2006, and is on track for receiving the award again in 2007. To date, KCSR's employee lost work days have been reduced 50% over the prior year. Overall, KCSR's grade crossing collisions were reduced 20% in 2007, and KCSR is on track in 2007 to experience the fewest grade collisions in over a decade. While the Company's safety performance improved in 2007 as compared to 2006, it should be noted that KCSR has been consistently recognized for its employee safety record by the E.H. Harriman Memorial Awards Institute with Gold Awards in 2001, 2002 and 2006, Bronze Awards in 2003 and 2004 and a Silver Award in 2005. However, as noted above, all mention of accidents or implications of a failure to maintain safety standards by the Company, including the sentence from the 2008 Supporting Statement noting the Company's "history of accidents," should be omitted from the 2008 Supporting Statement because this information is irrelevant to the report that is requested by the Shareholder.

B. CONCLUSION

In 2005, the Teamsters Rail Conference conducted a survey on security measures in place on U.S. rails. The report alleges poor safety and security records.[3] The response by the Association of American Railroads states that the report "ignores the facts," and it also points out that the railroads are engaged in negotiations with their unions and are thus looking for information to improve their bargaining position.[4] It appears that the Shareholder may have reasons for obtaining confidential information about the Company's efforts to safeguard against terrorism other than for protection of the Company.

The Company anticipates that it will mail its definitive proxy statement and other proxy materials to shareholders of the Company on or about March 30, 2008.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the 2008 Proposal and 2008 Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above and as addressed in the 2007 SEC Filings. If you have any questions regarding this request or need any additional information, or if you conclude that we may not omit the 2008 Proposal from our Proxy Materials, please contact me at (816) 983-1382, or in my absence either Leah E. Kraft at (816) 460-2439 or John F. Marvin at (816) 460-2513. Thank you for your time and attention to this matter.

---

[3] http://www.teamster.org/divisions/rail/pdfs/railsecuritybook.pdf

[4] http://www.pbs.org/now/shows/226/railroad-security.html

Sincerely,

Brian P. Banks

Brian P. Banks
Associate General Counsel & Corporate Secretary

Exhibit A

Amalgamated Bank
275 7th Avenue
New York, NY 10001
212-256-6200
www.amalgamatedbank.com

June 26, 2007

Mr. Robert Terry
Corporate Secretary
Kansas City Southern
427 W. 12th Street
Kansas City, MO 64105

Re: Kansas City Southern Inds Inc. - Cusip #485170302

Dear Terry:

Amalgamated Bank is the record owner of 150 shares of common stock (the "Share") of Kansas City Southern Inds Inc., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 5/31/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

RESOLVED: That the shareholders of Kansas City Southern ("KCS" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in KCS's annual proxy statement, by the 2009 annual meeting, information relevant to KCS's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: Since KCS is involved with the transportation, storage and handling of hazardous materials including chemicals, explosives, radioactive materials, gases, poisons and corrosives, it is critical that shareholders be allowed to evaluate the attempts KCS has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident.

The United States Naval Research Lab reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. Safeguarding U.S. security should be a priority for KCS, especially since the 9/11 attacks have crystallized the vulnerability of our nation's transportation infrastructure. The train bombings in London and Madrid, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks.

Citizens for Rail Safety, Inc. (CRS), a national nonprofit public interest organization comprised of transportation consultants and concerned citizens advocating for national railroad safety and efficiency, unveiled a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the U.S. system. The report, "Securing and Protecting America's Rail System: U.S. Railroads and Opportunities for Terrorist Threats" uncovered the need for an increase in terrorism preparedness training for rail workers in order to improve rail security and protect the public.

Rail workers throughout our Company report that KCS has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company.

While other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their operations and their cost, KCS does not mention efforts it has undertaken to protect the railroad's operations in high-risk areas like Dallas, Kansas City and Chicago. Indeed, Chicago-residents and those of 10 additional metropolitan areas are working through the courts to establish ordinances that would re-route rail operations to protect major urban communities. These disclosures are particularly important because of KCS's history of accidents involving hazardous materials, which include an incident in Forrest County, Mississippi where two cars leaking hydrochloric acid and sodium hydroxide derailed, causing 40 homes in the vicinity to be evacuated. [Associated Press. *Train Carrying Hazardous Materials Derails in Forrest County.* 3/8/2007].

Lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers.

We urge you to support disclosure of KCS's homeland security measures by voting **FOR** this proposal.

Exhibit B

February 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kansas City Southern
Incoming letter dated January 3, 2007

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations and minimize material financial risk arising form a terrorist attack and/or other homeland security incidents.

There appears to be some basis for your review that Kansas City Southern may exclude the proposal under rule 14a-8(i)(7), as relating to Kansas City Southern's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Kansas City Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Kansas City Southern relies.

Sincerely,

Rebeka J. Toton
Attorney-Advisor

Exhibit C

January 26, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of a Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund for Inclusion in the 2007 Proxy Statement of Kansas City Southern Pursuant to Rule 14a-8/Company Reply to Shareholder's Response

Dear Sir or Madam:

This letter is submitted by Kansas City Southern (the "Company") in response to the letter dated January 18, 2007 (the "Shareholder's Response") addressing our no-action request letter dated January 3, 2007 (the "No-Action Request") to the Securities and Exchange Commission (the "Commission") with respect to a proposal (the "Proposal") submitted for inclusion in the Company's 2007 proxy statement by the International Brotherhood of Teamsters General Fund (the "Shareholder"). The Shareholder's Response is attached as Exhibit A, the No-Action Request is attached hereto as Exhibit B, and the Shareholder's cover letter transmitting the Proposal, along with the Proposal and supporting statement (the "Supporting Statement"), are attached to this letter as Exhibit C.

We reiterate to the Commission that the Company's intention is to omit the Proposal from the Company's proxy statement and other proxy materials (the "Proxy Materials") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully repeat the request, set forth in the No-Action Request, that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule 14a-8 under the Exchange Act as explained in the No-Action Request or further discussed below, the Company excludes the Proposal from the Company's Proxy Materials. As explained in more detail below, it remains clear to us that nothing contained in the Shareholder's Request justifies denying the No-Action Request.

In accordance with Rule 14a-8(j), the Company is filing six copies of this letter and the Exhibits. It is simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Shareholder as additional notice of the Company's intention to exclude the Proposal from the Company's Proxy Materials.

The Proposal states:

> RESOLVED: That the shareholders of Kansas City Southern ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008

annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

A. BASES FOR EXCLUSION

The Company explained in the No-Action Request that the Proposal and Supporting Statement should be omitted from the Proxy Materials, as they relate to a matter of ordinary business operations of the Company and because the Supporting Statement violates the proxy rules as materially misleading. We will address the reasons provided in the Shareholder's Response that the Shareholder claims create a basis for denial of the Company's request and avoid significant repetition of the contents of the No-Action Request, so this response letter should be read in conjunction with that request.

1. The Proposal relates to a matter of the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

As discussed in the No-Action Request, Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations.

The Shareholder's Response states that the Shareholder "knows of no basis for suggesting that the risks associated with terror are routine or ordinary, or that security measures designed to address them constitute 'ordinary business operations.'" The Shareholder further states that the no-action letters cited in the No-Action Request relating to the financial risks to a company are distinguishable because the Shareholder claims that the Proposal "deals not with ordinary business operations but, rather, with the extraordinary risks associated with extraordinary events." The Shareholder is misapplying Rule 14a-8(i)(7) by focusing not on the duties, tasks and operations of the management but instead on the purposes or objectives of those tasks. Terrorist attacks may be extraordinary events, but the tasks carried out by the management to prevent these attacks are part of the day-to-day operation of the Company.

SEC Release No. 34-40018 outlined two central considerations underlying the policy for exclusion. The first consideration relates to the subject matter of the proposal, stating that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018. The prevention of terrorism, particularly by large companies susceptible to terrorist attacks, has become a very regular part of the day-to-day management and operations of many companies, including the Company. The security measures designed to address the risks associated with terror are ordinary business operations of the Company because they are implemented in the day-to-day duties and decisions of the members of management.

The second consideration regards "the degree to which the proposal seeks to 'micro-manage' the company." A proposal would be appropriate for exclusion where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). In the Shareholder's Response, the Shareholder contends that the Proposal does not seek to mandate oversight of managers and their day-to-day decisions because "the proposal is asking the Directors of the Company's board to oversee management's homeland security efforts, which [it] believe[s], is part of their duty to protect the interests of shareholders." However, the Proposal is not simply asking directors to perform a duty. It is asking the directors to report on the methods implemented by the Company to counter terrorism. Such a report would not be meaningful since, as discussed in detail in the No-Action Request, the shareholders would not be in a position to make any informed judgments about such matters. Further, as also described in the No-Action Request, the measures taken are highly confidential and must for obvious reasons remain so.

The Shareholder points to certain no-action letters issued in which the Commission denied the companies' bases for exclusion: E.I du Pont de Nemours and Company (available February 24, 2006) and ExxonMobil (available March 18, 2005). An important distinction between the Proposal and the shareholders' position in these cited no-action letters is that here the Company is being asked to disclose exactly what it is doing currently to safeguard the Company. Such a disclosure could increase the risk of harm, without providing any countervailing benefit. A terrorist attack could become more likely, or at least more likely to be successful, if the measures to prevent it are disclosed publicly.

Not only must the Company protect this information for its safety, the safety of its employees, and the safety of the public (including shareholders), but also, many of the measures the Company has taken are required to be kept confidential through arrangements with appropriate governmental agencies (including the Department of Homeland Security) and through certain jointly-developed and implemented strategies and plans with connecting carriers.

2. The Proposal violates Rule 14a-9 of the proxy rules, and is therefore properly excludable under Rule 14a-8(i)(3).

As discussed in the No-Action Request, Rule 14a-8(i)(3) permits a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." And, the Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Commission] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SEC Staff Legal Bulletin No. 14 (July 13, 2001).

In the No-Action Request, the Company identified four false or misleading statements and the basis for concluding each cited statement was false or misleading was described. In the Shareholder's Response, the Shareholder contends that the four statements from the Proposal were not false or misleading. For the reasons described in the No-Action Request and for the following reasons, the Shareholder's conclusions are incorrect.

a. Misleading Statement 1: "While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their costs, our company only mentioned the potential insurance costs and vulnerability of their infrastructure to a potential terrorist attack in their 10-K rather than explaining some of the concrete steps we are taking to minimize our Company's vulnerability."

The Shareholder's Response states that it accurately describes the Company's security-related disclosures as including potential insurance costs and vulnerability of infrastructure in the Supporting Statement, and claims that this, therefore, demonstrates that the statement is not misleading. However, what makes this statement misleading is the first half of the statement: "*While other rail companies*, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, *our Company only mentioned* . . . ." (emphasis added). The suggestion that the Company is disclosing fewer details than similarly-situated companies is false. In reality, the Company's disclosures are consistent with other similarly-situated U.S. railroad companies.

b. Misleading Statement 2: "In light of very costly litigation totaling $37.5 million for our Company's failure to maintain basic safety precautions, which led to a fatal accident in Louisiana in August of 2001, we believe that greater disclosure on this issue is imperative."

In the Shareholder's Response, the Shareholder explains that the statement regarding the $37.5 million dollar settlement was included to provide "a frame of reference" for the costliness of an accident. The costs incurred by the Company in a settlement of a civil crossing accident case is not related to the potential costs of a terrorist attack. Further, the Shareholder incorrectly states in its response that the Company "draws a clear distinction between safety matters falling under ordinary business and the Company's security protocols for a potential terrorist incident." The Company distinguishes between basic safety measures and measures taken to prevent a terrorist attack, not between ordinary business matters and non-ordinary business matters. The issue for purposes of Rule 14a-8(i)(7) is whether the measures taken by the Company to prevent these terrorist attacks are "ordinary business operations" of the Company, which they are, just as the measures taken to protect general safety standards are "ordinary business operations." That does not change the fact that the reference to basic safety standards in a Supporting Statement relating to a report on countering terrorism is a *non sequitur* and misleading.

c. Misleading Statement 3: "Still rail workers report that Kansas City Southern has by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company."

The Shareholder Proposal addresses the Company's discussion of the statement by the rail workers only by explaining that the statements by these rail workers can be verified. Whether or not the statements by the unidentified rail workers were actually made to the Shareholder is not the issue. The statement incorrectly implies that rail workers would have knowledge of the specific measures the Company has taken or should take to safeguard against terrorism. The strategies and efforts to combat terrorism are matters of ordinary business within the province of management, as discussed in detail in the No-Action Request. The reference to "virtually all accounts" implies that this is a widespread perception without any corroboration of that. Even if the statements by a few rail workers could be verified, these statements are false. The Company has adopted and implemented the Association of American Railroads Security Plan, implemented several forms of terrorism prevention training and awareness programs among the employees of the Company (including all rail workers), and certain people are hired for the purpose of preventing attacks on the Company railroads. The specifics of these plans and programs cannot be disclosed here, however, due to the crucial need to maintain confidentiality.

d. Misleading Statement 4: "The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing, Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between $30-$40 million."

In the Shareholder's Response to the Company's discussion of the London and Madrid bombings, the Shareholder states that because the Company's trains carry hazardous materials through populous cities that the comparison to the London and Madrid bombings is somehow warranted. As noted in the No-Action Request, the Company does not operate commuter trains nor does it run any type of passenger train open to the public in the United States or Mexico. There is not public access to the Company's freight trains as there was to the trains involved in the London and Madrid bombings. The risks are not the same. Thus, the references to these examples is very misleading.

The Supporting Statement would have to be significantly revised to comply with the proxy rules, making the entire Proposal and Supporting Statement so materially misleading that both the Proposal and Supporting Statement should therefore be excluded.

B. CONCLUSION

The Company anticipates that it will mail its definitive proxy statement and other proxy materials to shareholders of the Company on or about March 30, 2007.

For the reasons stated above and for those stated in our No-Action Request dated December 29, 2006, the Company believes that the Proposal may be omitted from the Proxy Materials for the Company's 2007 Annual Meeting. I hereby respectfully request, on behalf of the Company, that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request or need any additional information, or if you conclude that we may not omit the Proposal from our 2007 Proxy Materials, please contact me at (816) 983-1382, or in my absence either John F. Marvin at (816)

460-2513 or Leah E. Kraft at (8:.6) 460-2439. Thank you for your time and attention to this matter.

Sincerely,

Brian P. Banks
Associate General Counsel & Assistant Secretary

Exhibit D

International Brotherhood of Teamsters
James P. Hoffa, General President
C. Thomas Keegel, General Secretary-Treasurer
25 Louisiana Avenue, NW
Washington, DC 20001
202.624.6800
www.teamster.org
January 18, 2007
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:
By letter dated December 29, 2006 (the "No-Action Request"), Kansas City Southern (the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2007 anneal meeting of shareholders (the "2007 Annual Meeting").

The Proposal requests that the Company report annually in its proxy on the Company's efforts to safeguard security of operations and minimize material financial risk arising from terrorist attacks and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on Rules 14a-8(i)(7) and 14a-8(i)(3), arguing that the Proposal deals with matters relating to the Company's ordinary business operations and contains materially false or misleading statements.

Homeland security, as it pertains to the transportation industry's operations, is an important policy issue for Kansas City Southern and its peers, Unfortunately, due to recent events, concerns about domestic terrorism or other homeland security breaches are no longer merely hypothetical. That said, we know of no basis for suggesting that the risks associated with acts of terror are routine or ordinary, or that security measures designed to address them constitute "ordinary business operations." Furthermore, we believe that the strategy the company adopts to address possible homeland security breaches is a broad matter of policy that shareholders should have the opportunity to evaluate in order to protect their investments.

Additionally, although the Company contends that four sentences within the Proposal's supporting statement are misleading, we respectfully dispute these contentions. Kansas City Southern's request for no-action relief should accordingly be denied.

In requesting no-action relief under Rule 14a-8(i)(7), the Company cites several precedents for no-action that are plainly distinguishable from our Proposal.

In the Company's letter, Section A part I cites *Dow Chemical Co.* (avail. Feb. 23, 2005) and *Xcel Energy Inc.* (avail. Apr. 1, 2003) in support its position that our Proposal may be excluded, contending that the Staff in those cases honored the no-action requests because evaluation of current financial risks to a company are excludable. But, in these cases, the proposals clearly sought to direct the companies to evaluate and study ways to mitigate current risks of the companies' ordinary business operations. This is vastly different from our Proposal, which deals not with ordinary business operations but, rather, with the extraordinary risks associated with extraordinary events.

Although the Company contends that the Fund's Proposal seeks to mandate oversight of managers and their day-to-day decisions, we believe that this is an obvious misreading of our Proposal. The Proposal asks that the Board of Directors report to shareholders on security efforts related to acts of terrorism and their financial implications. In other words, the proposal is asking the Directors of the Company's board to oversee management's homeland security efforts, which, we believe, is part of their duty to protect the interests of shareholders.

The security measures that the Company adopts and enforces to improve its homeland security preparedness will have a tremendous financial impact on shareholders as well as the communities in which it operates. The Staff previously ruled under rule 14a-8(i)(7) that it would not permit *E.I. du Pont de Nemours and Company* (avail. Feb. 24, 2006) to exclude a proposal requesting that the Board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities. Further, the Staff likewise found in *ExxonMobil* (avail. March 18, 2005), that a report of the impacts of environmental policy that would have similarly wide repercussions on communities surrounding those in which the company conducts business was a broad question of policy, and not a matter of ordinary business.

In requesting no-action relief under Rule 14a-8(i)(3), the Company objects to four statements from the Proposal's Supporting Statement that we believe in fact are neither false nor misleading.

In the Company's letter, Section A part 2 (a) refers to a statement about the Company's security related disclosures, which we describe accurately as including potential insurance costs and vulnerability of infrastructure. The Company does not disclose its efforts to safeguard security of operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents in their 10-K, so it is not misleading to say that it has not disclosed this.

In Section A part 2 (b) the Company rejects a statement about, "an alleged failure to maintain general safety standards . . . [which] is irrelevant to the efforts that the Company has taken to counter terrorism." The incident cited was included so shareholders would have a frame of reference for the costliness of an accident since the Proposal requests that the Company report efforts to minimize material financial risk arising from a terrorist attack, which could have costs that are on par or higher than "ordinary business" accidents. In this section the Company also draws a clear distinction between safety matters falling under ordinary business and the Company's security protocols for a potential terrorist incident. Accordingly, we believe, no-action relief under Rule 14a-8(i)(7) should not be granted.

In Section A part 2 (c) the Company rejects a statement by unnamed rail workers as being unverifiable. However, we are willing to permit the Securities and Exchange Commission to view the statements of the Company's workers with their names omitted. We are taking this precaution since workers who make potentially negative statement about the Company's security programs face the significant risk of discipline or termination.

In Section A part 2 (d) the Company rejects a financial assessment of the London and Madrid bombings as immaterial to the damages the Company would potentially suffer in the event of a terrorist incident because the Company almost exclusively operates freight trains and not commuter trains. We disagree that this comparison is unwarranted because the Company's freight trains carry hazardous materials through populous urban centers like Dallas, Houston and Galveston, Texas; St. Louis and Kansas City, Missouri; Omaha, Nebraska; Mobile, Alabama; and New Orleans, Louisiana.

Based on the foregoing analysis the Fund respectfully requests that the Division take action to enforce inclusion of its proposal in Kansas City Southern's 2007 Proxy Materials.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Noa Oren, IBT Projects Manager, at (202) 624-8990.

Sincerely,
C. Thomas Keegel
General Secretary-Treasurer

CTK/no

Exhibit E

January 3, 2007
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of a Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund for Inclusion in the 2007 Proxy Statement of Kansas City Southern Pursuant to Rule 14a-8.

Dear Sir or Madam:

This letter is submitted by Kansas City Southern (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (the "Proposal") submitted for inclusion in the Company's 2007 proxy statement by the International Brotherhood of Teamsters General Fund (the "Shareholder"). The Shareholder's cover letter transmitting the Proposal, along with the Proposal and supporting statement (the "Supporting Statement"), are attached to this letter as Exhibit A.

We hereby request that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule 14a-8 under the Exchange Act as explained below, the Company excludes the Proposal from the Company's proxy statement and other proxy materials (the "Proxy Materials").

In accordance with Rule 14a-8(j), the Company is filing six copies of this letter and the Proposal and Supporting Statement. It is simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Shareholder as notice of the Company's intention to exclude the Proposal from the Company's proxy materials.

The Proposal states:

> RESOLVED: That the shareholders of Kansas City Southern ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

A. BASES FOR EXCLUSION

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials as they relate to a matter of ordinary business operations of the Company and because the Supporting Statement violates the proxy rules as materially misleading. These bases for exclusion, either of which alone would suffice as grounds for such exclusion, are each discussed below.

1. The Proposal relates to a matter of the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

SEC Release No. 34-40018 outlined two central considerations underlying this policy for exclusion. The first consideration relates to the subject matter of the proposal, stating that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018. Shareholders cannot reasonably make informed and appropriate decisions regarding efforts to "safeguard the security of [the Company's] operations" from acts of terrorism. The various efforts made by the management to safeguard the Company from terrorism and other homeland security matters are incorporated in the daily functions of the managers. A change in any policy to safeguard the Company would affect the way that the managers carry out their duties on a day-to-day basis. Further, matters relating to the safety of a Company have been deemed matters of day-to-day operations by the Commission. See, e.g., AMR Corporation, SEC No-Action letter (April 2, 1987), (concluding that a proposal relating to the nature and extent of review of the safety of that Company's airline operations was a matter relating to its ordinary business operations). The Proposal is an undue intrusion into matters that are more appropriately handled by the management of the Company.

The second consideration regards "the degree to which the proposal seeks to 'micro-manage' the company." A proposal would be appropriate for exclusion where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Policies and actions by the Company created and implemented to protect the Company, its railroads and its employees from terrorist acts or other homeland security incidents are necessarily complex and highly confidential. Any meaningful change in these policies and actions would require detailed and extensive knowledge of the Company and its operations and would require expertise regarding appropriate counter terrorism measures for a railroad beyond what would be reasonable for someone in a non-management position of the Company to have. An in-depth understanding of the methods to prevent terrorism and risks facing the Company for failure to properly implement these methods is an essential element of both day-to-day activities and the Company's long-term strategy.

Further, the Proposal requests the Company to make an internal assessment of the potential risks and liabilities that the Company faces as a result of operations that may affect the public's health. In Staff Legal Bulletin No. 14C, the Commission stated that:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To

the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

SEC Staff Legal Bulletin No.14C.

The Staff Bulletin is consistent with the many no-action letters in which the Commission takes the position that analysis of risks and benefits of company policies in financial terms is a fundamental and ongoing part of a company's ordinary business operations, and is best left to management of a company. See, e.g., Dow Chemical, SEC No-Action Letter (Feb 23, 2005); Xcel Energy Inc., SEC No-Action Letter (Apr. 1, 2003). Here, the Proposal requests a report on the efforts of the Company to "minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." The Supporting Statement specifically references the detrimental impact that a terrorist attack on a railroad could have on the public's health, stating that certain acts have killed or could kill or injure thousands of people. Like similar Proposals for which the Commission has determined a proposal to be excludable under Rule 14a-8(i)(7), the Proposal and the Supporting Statement at issue here are not focused on minimizing operations that affect the environment or public health, but instead focus on potential risks and liabilities to the Company. See Dow Chemical, SEC No-Action Letter (Feb 23, 2005). This Proposal and the Supporting Statement, accordingly, should be excluded under Rule 14a-8(i)(7).

Further, many of the specific measures that the Company has taken to safeguard the Company, its railroads and its employees from acts of terrorism must remain confidential and, indeed, are required to be kept so through arrangements with appropriate government agencies (including the Department of Homeland Security) and with connecting carriers. Public knowledge of these measures would negate the purposes of the measures and make the Company more vulnerable to terrorist attacks. By making the information available to shareholders, the Company would also be making the information available to those persons against which the measures were taken in the first place.

The fact that the Proposal requests that the Company prepare and disseminate a report and does not specifically ask that the Company take any other action on that matter of ordinary business does not prevent exclusion under Rule 14a-8(i)(7). SEC Release No. 34-20091 states that "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8(i)(7).]" As discussed above, the proposal involves a matter of ordinary business, and therefore the Proposal should be excludable.

2. The Proposal violates Rule 14a-9 of the proxy rules, and is therefore properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Commission] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SEC Staff Legal Bulletin No. 14 (July 13, 2001). The Supporting Statement would have to be significantly revised to comply with the proxy rules, making the entire Proposal and Supporting Statement so materially misleading that both the Proposal and Supporting Statement should therefore be excluded.

The Company believes that the following statements in the Shareholder's Supporting Statement are materially false or misleading:

a. The following statement in the Supporting Statement is misleading: "While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their costs, our company only mentioned the potential insurance costs and vulnerability of their infrastructure to a potential terrorist attack in their 10-K rather than explaining some of the concrete steps we are taking to minimize our Company's vulnerability." The source that the Shareholder cites as authority for the preceding statement mentions six railroads, including the Company and Canadian Pacific Railway. No railroad mentioned in this source, other than Canadian Pacific Railway, was noted as having disclosed any counter terrorism measures. Despite the misleading impression given by the Shareholder in its Supporting Statement, the disclosures made by the Company were actually consistent with the disclosures made by other major railroads, and, in fact, the potential impact on insurance costs was noted in the cited source as information not provided by the other railroad companies.

b. The following statement in the Supporting Statement is misleading: "In light of very costly litigation totaling $37.5 million for our Company's failure to maintain basic safety precautions, which led to a fatal accident in Louisiana in August of 2001, we believe that greater disclosure on this issue is imperative." The alleged failure to maintain general safety standards at a railroad crossing is irrelevant to the efforts that the Company has taken to counter terrorism. Nothing regarding the described accident would or should be in the report as requested by the Shareholder, and therefore it is highly and materially misleading to mention it in the Supporting Statement for a proposal requesting a report on efforts to safeguard against terrorism and minimize financial risks from terrorist acts.

Further, this statement is materially misleading because it implies that the Company has generally failed to comply with basic safety standards. Instead, during 2006, the Company demonstrated an outstanding safety performance. As compared to 2005, the company made the following notable improvements to its safety record in 2006: Federal Railroad Administration ("FRA") reportable injuries decreased by 33 percent, the FRA injury frequency ratio decreased by 40 percent, lost work days were reduced by 24 percent, overall train accidents were reduced 25 percent, FRA reportable train accidents were reduced 40 percent, and overall grade crossing collisions were reduced by 3 percent. However, as noted above, all mention of general safety standards employed by the Company, including the sentence from the Supporting Statement alleging failure to implement basic safety standards, should be omitted from the Supporting Statement because this information is irrelevant to the report that is requested by the Shareholder.

Finally, a court of law did not reach a verdict finding fault or liability for the Company. Instead, the parties settled this case, and therefore if the Commission determines that the entire sentence does not need to be deleted, the statement is misleading and should at least be revised so that "alleged" is inserted before "failure" and "allegedly" should be inserted before "led."

c. The following statement in the Supporting Statement is misleading: "Still rail workers report that Kansas City Southern has by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company." Without providing authority for this statement, this statement cannot be verified and is therefore highly misleading, if not entirely false. Moreover, the statement contains vague and unquantifiable terminology, such as "virtually all accounts," "significant security improvements," and "potentially devastate." This terminology makes the statement misleading or even false, as it is unverifiable.

Furthermore, this statement is materially misleading because it implies that rail workers, potentially polled at random on site (though it is unclear from this statement), would have knowledge of the various efforts employed by the Company to counter terrorism. The knowledge of the strategies and efforts to prevent terrorist acts on the railroad are matters of ordinary business that are known only to the management of the Company. Also, many counter terrorism measures cannot be disclosed outside of management due to government mandate or request, or because of agreements with other carriers regarding certain jointly-developed and implemented strategies and plans. Despite explaining how to implement certain measures that have been adopted by the Company, these measures have appropriately not been disclosed to the rail workers as methods in which to prevent terrorist attacks. As noted above, it is imperative that the strategies for countering terrorism remain confidential to the Company and if management shared the basis for certain measures with the rail workers, the confidentiality of the strategies the Company utilizes would be compromised.

d. The following paragraph in the Supporting Statement is misleading: "The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing, Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between \$30-\$40 million." The bombings mentioned in this paragraph were attacks on commuter trains (and also a double-decker bus in the London bombings in 2005) where explosives were carried aboard the trains by passengers. The Company does not run any commuter trains, nor does it currently run any type of passenger train open to the public in the United States or Mexico.[5] This paragraph states that hundreds of people were killed and thousands were injured in these attacks, which is materially misleading because the potential casualties and injuries from a bombing of a Company train would not be comparable to those in commuter train bombings, such as those that occurred in London and Madrid. Further, the discussion of the resulting costs of these bombings is materially misleading because a bombing of a freight train would result in significantly different damages and is not comparable to the damages resulting from the bombing of a commuter train.

---

[5] A contingent agreement exists between the Company and Amtrak to allow Amtrak to use the Company's line between Baton Rouge and New Orleans for the evacuation of citizens in the event of another Hurricane Katrina-like catastrophe.

B. CONCLUSION

The Company anticipates that it will mail its definitive proxy statement and other proxy materials to shareholders of the Company on or about March 30, 2007.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request or need any additional information, or if you conclude that we may not omit the Proposal from our 2007 Proxy Materials, please contact me at (816) 983-1382, or in my absence either John F. Marvin at (816) 460-2513 or Leah E. Kraft at (816) 460-2439. Thank you for your time and attention to this matter.

Sincerely,

Brian P. Banks
Associate General Counsel & Assistant Secretary

Exhibit F

International Brotherhood of Teamsters
James P. Hoffa, General President
C. Thomas Keegel, General Secretary-Treasurer
25 Louisiana Avenue, NW
Washington, DC 20001
202.624.6800
www.teamster.org

November 9, 2006

BY FAX: 816-983-1459
BY UPS NEXT DAY
Mr. Robert B. Terry
Corporate Secretary
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105

Dear Mr. Terry:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 150 shares of Kansas City Southern continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,
C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Kansas City Southern ("Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost in their annual proxy statement by the 2008 annual meeting, information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: It is imperative that shareholders be allowed to evaluate the steps our Company has taken to minimize financial risk arising from a terrorist attack or other homeland security incident.

While other rail companies, such as Canadian Pacific Railway's have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, our Company only mentioned the potential insurance costs and vulnerability of their infrastructure to a potential terrorist attack in their 10-K rather than explaining some of the concrete steps we are taking to minimize our Company's vulnerability.[6] In light of very costly litigation totaling $37.5 million for our Company's failure to maintain basic safety precautions, which led to a fatal accident in Louisiana in August of 2001, we believe that greater disclosure on this issue is imperative.[7]

The United States Naval Research Laboratory reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. The risk of an attack of this magnitude is not insignificant according to the Federal Bureau of Investigation, which issued a warning in 2002 abut potential terrorist attacks on the nation's railroads.

Still rail workers report that Kansas City Southern has by virtually all accounts, failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate our Company.

The train bombings in London in 2005 and Madrid in 2004, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks. According to an Instrat briefing[8], Merrill Lynch analysts indicated that they thought the insured losses of the London 2005 bombings could approach those of the Madrid train bombings in 2004, which totaled approximately £60 million. The briefing also indicated that Risk Management Services had already revealed initial estimates of direct insured property loss between $30-$40 million.

The lack of such information prevents shareholders from being able to make decisions based on the facts. To protect our investments, our Company and our communities, we urge you to support disclosure of security measures at Kansas City Southern.

We urge shareholders to vote **FOR** this proposal.

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[6] *New Strategies to Protect America*, by Robert Houseman and Timothy Olson.
[7] *Railroad Settles in Fatal Crash*, by Donald Bradley (Kansas City Daily Record) 10/28/2006.
[8] *Instrat Briefing*, Guy Carpenter and Company (July 14, 2005).

Amalgamated Bank
America's Labor Bank
25 Union Square
New York, New York 10003-3378
(212) 255-6200

11/07/2006

Mr. Jay M. Nadlman
Corporate Secretary
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105

Re: Kansas City Southern

Dear Mr. Nadlman:

Amalgamated Bank is the record owner of 150 shares of common stock (the "Shares") of Kansas City Southern, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by the Amalgamated Bank at the Depository Trust Company in our participant account #2352. The International Brotherhood of Teamsters General Fund has held the shares continuously since 07/18/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 462-3749.

Very truly yours,
Niall J. Kenny
Vice President
Amalgamated Bank
11-15 Union Square
New York, New York 10003

NJK/ak

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 7, 2008

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1090

Re: Kansas City Southern's no-action request regarding shareholder proposal submitted by the Teamsters General Fund

Dear Sir or Madam:

By letter dated December 21, 2007 (the "No-Action Request"), Kansas City Southern ("KCS" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders (the "2008 Annual Meeting").

The Proposal requests that the Company make available, omitting proprietary information and at reasonable cost, in KCS's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

KCS contends that the Fund submitted "a substantially identical proposal" for inclusion in its 2007 proxy materials (the "2007 Proposal"). On the contrary, the 2007 Proposal is substantially different from the Proposal for reasons we will discuss below:

The Company further contends that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(7), arguing that the Proposal deals with matters relating to the Company's ordinary business operations, and (ii) Rule 14a-8(i)(3), arguing that the Proposal is materially misleading in violation of Rule 14a-9.

We believe that KCS should not be permitted to exclude the Proposal from its 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below:

BASES FOR INCLUSION

I. Rail Security is a Significant Social Policy Issue, Precluding Application of the Ordinary Business Exclusion

Section A.1. of KCS's No Action Request argues that the Proposal "relates to a matter of the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7)." Supporting this claim, it states that "various efforts made by the management to safeguard the Company from terrorism and other homeland security matters are incorporated in the daily functions and decisions of the members of management." It further states that an "in-depth understanding of the methods to prevent terrorism and risks facing the Company for failure to properly implement these methods is an essential element of both day-to-day activities and the Company's long-term strategy."

We believe that Section A.1.of KCS's No-Action Request fails to recognize a critical element of the Staff's interpretation of Rule 14a-8(i)(7)—that the ordinary business exclusion is not applicable to proposals that focus on matters of significant social policy issues, even if such proposals and their supporting statements relate to day-to-day business matters. As Staff Legal Bulletin 14C explicitly states: "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials."[1]

A. Significant Social Policy Issues Are Beyond The Realm of Ordinary Business

In 1998, the Commission clarified its approach to applying the ordinary business exclusion (Rule 14a-8(i)(7)), limiting the scope of what is considered ordinary business. In the adopting release (the "1998 Release"),[2] the Commission stated:

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[1] Staff Legal Bulletin 14C (June 28, 2005).

[2] Exchange Act Release No. 40018 (May 21, 1998)

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> (footnotes omitted)

By stating that a proposal relating to "[ordinary business] matters <u>but</u> focusing on sufficiently significant social policy issues" is not excludable (emphasis added), the 1998 Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter. A 1976 release introducing the "significant social policy issue" analytic framework (the "1976 Release") described the analytic process similarly:

> Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters, which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former sub-paragraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.[3]

The substantial legislative and regulatory activities around rail security, as well as the robust public debate over how to secure our nation's rail infrastructure from terrorist attack, support the assertion that rail security is a significant social policy issue, thus precluding application of the ordinary business exclusion (Rule 14a-8(i)(7)) to the

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[3] Exchange Act Release No. 12999 (Nov. 22, 1976).

Fund's Proposal.

Therefore, while KCS may rightly assert in Section A.1 of the No-Action Request that "various efforts made by the management to safeguard the Company from terrorism and other homeland security matters are incorporated in the daily functions and decisions of the members of management" and that methods to prevent terrorism are "an essential element of both day-to-day activities and the Company's long-term strategy", the fact that rail security is a significant social policy issue renders the proposal appropriate for a shareholder vote.

The Staff recently rejected arguments much like the ones KCS advances here. In Burlington Northern Santa Fe Corporation (Dec. 27, 2007), the Staff refused to issue a determination that a proposal substantially similar to the Proposal could be excluded on ordinary business grounds. There, as here, the company argued that the proposal asked for an impermissible risk assessment and did not implicate a significant social policy issue.

Furthermore, rail security's status as a significant social policy issue renders inapplicable KCS's use of *AMR Corporation* (April 2, 1987) as a precedent. The proposal facing AMR related to the general safety of that Company's airline operations and not to a significant social policy issue.

B. Rail Security Is A Significant Social Policy Issue

Our assertion that rail security is indeed a significant social policy issue is something that the Fund—along with certain Congressional Representatives—took up with the Commission last year.

In 2007, the Fund appealed to the Commission to exercise its discretion under 17 C.F.R.§ 202.1(d) and review a determination by the Division of Corporation Finance that Norfolk Southern Corporation may exclude from its proxy materials a shareholder proposal on rail security submitted by the Fund. The Fund argued that the subject matter of the proposal, rail security, is a significant social policy issue and the focus of widespread public debate, precluding application of the ordinary business exclusion.

In response to the Staff's no-action determinations regarding proposals on rail security, Chairman Dennis Kucinich (D-OH) and Ranking Minority Member Darrell Issa (R-CA) of the U.S. House of Representatives' Committee On Oversight and Government Reform, which has broad oversight jurisdiction over many federal agencies including the S.E.C., wrote to Chairman Cox requesting a staff briefing regarding the application of the ordinary business exclusion in relation to shareholder proposals.

Noting that under Rule 14a-8(i)(7) company management is not free to exclude from a vote of the shareholders any proposal that deals with sufficiently significant policy issues, Congressmen Kucinich and Issa wrote: "The President and Congress have devoted considerable time and resources to evaluating and improving rail security. . . in the context of protecting homeland security and public safety." The letter explained:

> As you may know, the President asked for $175 million for the transit, passenger rail and freight rail security grant program in DHS in his FY2008 budget request. Congress appropriated an identical sum for the grant program in FY2007 as well. Furthermore, the House Homeland Security Committee has held five hearings and mark-ups on rail security matters in this congress alone, including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").
>
> We believe that the President and the members of the Homeland Security Committee are under the impression that their efforts in this regard concern a significant social policy issue.[4]

Staff Legal Bulletin 14A states that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'"[5] In July 2000, the Division of Corporation Finance stated in "Current Issues and Rulemaking Projects" that it had declined to allow exclusion of a shareholder proposal on "cash balance" pension plans submitted to IBM, despite the Staff's consistent characterization of employee benefits-related issues as ordinary business, because "the staff was persuaded that the widespread public debate on the significant social and corporate

[4] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

[5] Staff Legal Bulletin 14A (July 12, 2002).

policy issues raised by conversion from defined-benefit to cash-balance retirement plans caused the subject-matter of this particular proposal to fall outside the realm of 'ordinary business' matters subject to exclusion under Rule 14a-8(i)(7)."[6]

There is currently a widespread public debate about how to secure the U.S. rail network from terrorist attack:

- A CSX freight derailment in Washington, D.C. in November 2007 called public attention to the rail system's ongoing vulnerability and ignited further debate as to the efficacy of the Bush administration's rail security efforts. The Center for American Progress (CAP), a national political policy research and advocacy organization, said the derailment "is a grim reminder that we have yet to adequately address one of the nation's most serious homeland security vulnerabilities."[7]

  According to NBC News4, Homeland Security officials "said the incident brings another problem to the surface—trains carrying hazardous materials traveling through the nation's capital." Congresswoman Eleanor Holmes-Norton told News4: "We can't keep depending on luck."[8]

- A widely discussed article early this year by Pittsburgh Tribune-Review investigative reporter Carl Prine described how Prine had been able to penetrate lackluster or absent security at 48 chemical plants and the freight rail lines that carry their products, leaving hundreds of business cards to mark his incursions.[9] The New York Times reported similar findings in an inspection by the Federal Railroad Administration, this one following a credible terrorist threat in 2005.[10]

- Federal lawmakers have focused significant attention on rail security throughout 2007. On August 3, 2007, President Bush signed into law the "Implementing Recommendations of the 9/11 Commission Act of 2007." This comprehensive

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6 Division of Corporation Finance, "Current Issues and Rulemaking Projects," at 89-90 (July 25, 2000) (available at http://www.sec.gov/pdf/cfcr072k.pdf).

7 "Derailed Train Exposes Weakness in Rail Security," Center for American Progress (Nov. 13, 2007) (available at: http://www.americanprogress.org/issues/2007/11/derailment.html)

8 "Clean Up, Questions Begin In Train Derailment," NBC News4 (Nov. 9, 2007) (available at: http://www.nbc4.com/news/14552564/detail.html)

9 Carl Prine, "Terror on the Tracks," Pittsburgh Tribune-Review (Jan. 14, 2007); see also, e.g., Associated Press, "Probe: Trains Can be Easy Terror Targets" (Jan. 16, 2007).

10 Walt Bogdanich & Christopher Drew, "Deadly Leak Underscores Concerns About Rail Safety," The New York Times (Jan. 9, 2005).

piece of legislation includes significant Rail Security measures which had originally been introduced in such stand alone bills as H.R. 1269 and H.R. 1401, "The Rail and Public Transportation Security Act of 2007." Some of the measures in the law include: $1.2 billion in authorized funding over the next four years for general Railroad Security Enhancements; $650 million over the next four years for Amtrak Security Enhancements; requirement for the development of a "National Strategy for Railroad Transportation Security" within the next 9 months; requirement for Railroad Carrier Security Assessments and Plans; requirements for the development and implementation of a Railroad Security Training Program in consultation with Rail Labor; and, employee whistleblower protections.[11]

Prior to the President signing into law the "Implementing Recommendations of the 9/11 Commission Act of 2007," the House Homeland Security Committee held five hearings and mark-ups on rail security matters in this congress alone, including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").[12]

House Homeland Security Chairman Bennie Thompson announced in January 2007 that rail security would be the focus of the committee's first piece of legislation in 2007, and in 2006, Thompson asked the Government Accountability Office to review the Transportation Security Administration's rail security initiatives.[13] In the Senate, the Surface Transportation and Rail Security Act of 2007 was passed by the Committee on Commerce, Science and Transportation in February.[14]

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[11] "President Bush Signs 'Implementing Recommendations of the 9/11'into Law," White House Press Release (Aug. 3, 2007) (available at: http://www.whitehouse.gov/news/releases/2007/08/20070803-1.html); see also "President Signs Rail Security Legislation Into Law," Brotherhood of Locomotive Engineers and Trainmen Press Release (Aug. 3, 2007) (available at: http://www.bletdc.org/2007/08/president-signs-rail-security.php)

[12] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

[13] Chris Strohm, "House Member Puts Rail Security at Top of His Panel's Agenda," GovExec.com (Jan. 29, 2007).

[14] Press Release, "Senate Commerce Committee Approves Security Bills, Nominations" (Feb. 14, 2007) (available athttp://commerce.senate.gov/public/index.cfm?FuseAction=PressReleases.Detail&PressRelease_id=248742&Month=2&Year=2007).

- The steps the private sector should be taking are also a matter of intense public discussion. Testimony from Jack Riley, the RAND Corporation's Director of Public Safety and Justice, in 2004 before the Senate Committee on Commerce, Science and Transportation highlighted the fact that "[t]o a considerable extent, the security of the nation's freight rail system is in the hands of the private sector," which must compete with other modes of transportation.[15] Stephen Flynn, a senior national security fellow at the Council on Foreign Relations, has criticized rail companies for failing to provide information on hazardous cargos to local first responders.[16]

- In particular, significant controversy surrounds the issue of whether rail companies should be required to reroute hazardous cargo around major cities that could be targets of terrorist attacks, with supporters of such rerouting singling out Norfolk Southern and CSX for their refusals to reroute.[17] On March 12, 2007, Senator Joseph Biden proposed an amendment to the 9/11 Commission bill to require such rerouting.[18] Senator Biden had previously introduced the Hazardous Materials Vulnerability Reduction Act of 2005.[19]

- Local governments have also been taking steps to fill perceived gaps. Washington, D.C. passed a law in 2005, now under challenge by CSX, prohibiting hazardous cargo from coming within 2.2 miles of the US Capitol.[20] Similar proposals were introduced in Boston, Chicago and Baltimore.[21]

- The Center for American Progress (CAP), in a report issued in 2005, made the case for increased corporate disclosure of the type sought in the Proposal as a strategy for combating terrorism. CAP argued that in addition to informing

[15] Statement of Jack Riley, Director of RAND Public Safety and Justice, Before the Committee on Commerce, Science and Transportation, United States Senate, at 9 (Mar. 23, 2004) (available at http://www.rand.org/pubs/testimonies/2005/RAND_CT224.pdf).

[16] Eben Kaplan, "Rail Security and the Terrorist Threat," Council on Foreign Relations Backgrounder at 3-4 (Mar. 12, 2007).

[17] See Press Release by Friends of the Earth, "New Rail Security Rules Leave Communities At Risk" (Dec. 15, 2006) (available at http://www.foe.org/new/releases/december2006/railroadsecurityrisk121506.html); "Government Proposes Rail Security Plan," USA Today (Dec. 15, 2006).

[18] Press Release by Sen. Joseph Biden, "Biden Calls for Rerouting Hazardous Chemical Shipments Away From Population Centers" (Mar. 12, 2007) (available at http://biden.senate.gov/newsroom/details.cfm?id=270512&).

[19] See Floor Statement at http://biden.senate.gov/newsroom/details.cfm?id=239196&&.

[20] Kaplan, supra note 16, at 3; "Government Proposes Rail Security Plan," supra note 17.

[21] Julia Malone, "Growing Number of Major Cities Want Hazmats Off the Rails in Downtowns, Neighborhoods," Cox Newspapers Washington Bureau (Mar. 26, 2006) (available at http://www.coxwashington.com/reporters/content/reporters/stories/2006/03/26/BC_HAZMATS_RAILCARS25_COX.html).

shareholders about key business issues, fuller disclosure regarding security issues (excluding classified or other sensitive information) would improve corporate processes and emphasize the centrality of security concerns to companies' core businesses.[22]

As these examples demonstrate, rail security, including the measures being undertaken by the private sector, is a significant social policy issue. The connection between rail security and the threat of another major terrorist attack in the U.S. engages the attention of the media and the public at large. Legislators and regulators are actively engaged in trying to reduce the vulnerability of the U.S. system to terrorist attack, and in the course of doing so, are raising public awareness of the issue even further through hearings and press outreach.

C. The Proposal Focuses on Minimizing or Eliminating Risks to the Environment and the Public Posed by KCS's Vulnerability to a Terrorist Attack

In Section A.1 KCS contends that "the Proposal requests that the Company make an internal assessment of the potential risks and liabilities that the Company faces as a result of operations that may affect the public's health."

This contention is false, demonstrating KCS's failure to understand the Proposal's request. The resolved clause specifically asks KCS to report to shareholders on "KCS's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." It does not, as KCS alleges, request an assessment of risks and liabilities facing the Company.

Herein lies the problem with KCS referring to the 2007 Proposal as being "substantially identical" to the Proposal and using the Staff's decision regarding the 2007 Proposal as a precedent. The 2007 Proposal asked that KCS report to shareholders on its "efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." By asking for information regarding minimizing material financial risk, the 2007 Proposal requested an assessment of risks and liabilities facing KCS. The Proposal filed for the 2008 Annual Meeting clearly makes no such request. Rather, it focuses on KCS's efforts to minimize the threats to the environment and the public's health posed by the Company's vulnerability to a terrorist attack on its rail system.

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[22] Robert Housman & Timothy Olson (Center for American Progress), "New Strategies to Protect America: A Market-Based Approach to Private Sector Security," at 8-9 (Aug. 10, 2005) (available at http://www.americanprogress.org/issues/2005/08/after_london_madrid.html).

In wrongly asserting that the Proposal calls for an internal assessment of risk, KCS refers to Staff Legal Bulletin No. 14C (June 28, 2005), which distinguishes proposals that focus on an evaluation of risk or liability from those that focus on minimizing or eliminating particular operations that may adversely affect the environment or the health of the general public:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[23]

KCS argues that, the "2008 Proposal and the 2008 Supporting Statement are not intended to potentially minimize the operations of the Company that may affect the environment or public health. Instead. . . the 2008 Proposal and the 2008 Supporting Statement request information to allow shareholders to evaluate how the Company is safeguarding the Company to understand the potential risks and liabilities to the Company."

On the contrary, the 2008 Proposal and the 2008 Supporting Statement request information to allow shareholders to evaluate how the Company is safeguarding the Company to understand how or whether those efforts minimize risks to the public and the environment.

We believe that any efforts that KCS makes, or fails to make, to safeguard the security of its operations from a terrorist attack and/or other homeland security incident will directly affect the environment and the public's health. In fact, we believe that rail security is inextricably tied to the health of the environment and of the general public. We therefore believe the Proposal is inherently about the Company's efforts to minimize or eliminate threats to the environment and the public's safety resulting from the KCS's vulnerability to a terrorist attack on its rail system. Furthermore, our supporting statement explicitly states that the Fund seeks disclosures that would allow shareholders "to evaluate the steps the Company has taken to minimize risks to the

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23 Staff Legal Bulletin 14C (June 28, 2005).

public arising from a terrorist attack or other homeland security incident."

In this vein, our Supporting Statement details the potential for a public health and environmental catastrophe in the event that KCS's operations suffer a terrorist attack or other homeland security incident. It explains that, according to the United States Naval Research Lab, "a one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes."

In closing Section A.1, KCS argues that the disclosures sought by the Proposal "could increase the risk of harm, without providing any countervailing benefit", claiming that: "A terrorist attack could become more likely, or at least more likely to be successful, if the measures to prevent it are disclosed publicly." KCS further argues that "many of the specific measures that the Company has taken to safeguard the Company, its railroads, its employees, and the public (including the shareholders of the Company) from acts of terrorism must remain confidential and, indeed, are required to be kept so through arrangements with appropriate government agencies." It also notes that it could violate confidentiality agreements in making certain disclosures requested by the Proposal.

The Proposal itself, by allowing the Company to omit proprietary information, addresses these objections. Furthermore, we believe that these lines of argument belong in the Company's statement in opposition in the proxy and do not serve as a basis for exclusion of the Proposal.

II. Our Proposal is Not Materially Misleading in Violation of Rule 14a-9, as Charged by KCS

KCS alleges that the Proposal is materially misleading in violation of Rule 14a-9 in seven respects. We contend that our Proposal is not misleading as alleged for the reasons set forth below.

A. Security as a KCS Priority

In Section A.2.a KCS argues that "[b]y stating that safeguarding U.S. security 'should be' a Company priority, it [the Proposal's Supporting Statement] implies that it is not a priority."

We believe a fair reading would simply infer that rail security is a significant issue to be properly considered a Company priority. We believe the statement is straightforward and is not materially misleading.

B. Reference to United States Naval Research Lab Report

In Section A.2.b KCS argues that the reference to the chlorine explosion scenario is materially misleading because it does not acknowledge that it is a worst-case scenario and does not acknowledge that it was presented by Dr. Jay Boris to the D.C. Council on October 6, 2003, during a presentation regarding a new software tool.

Given that the context of Dr. Boris's presentation does not change the facts of the scenario, we believe that context is irrelevant and its exclusion does not mislead shareholders. We also believe the fact that it is a worst-case scenario—a fact that KCS is free to include in its statement in opposition—is irrelevant because its status as a worst-case scenario does not affect the potential risks to the environment or the general public. Furthermore, we believe that a fair reading would already assume that the example is a worst-case scenario, given its context in the Supporting Statement.

C. Reference to Train Bombings in London and Madrid

KCS argues in Section A.2.c that the Supporting Statement's reference to the train bombings in London and Madrid are misleading because those attacks were on commuter trains where explosives were carried aboard by passengers, whereas the Company does not run any commuter trains or passenger trains open to the public in the U.S. or Mexico.

To be clear, the statement to which KCS is referring to is: "The train bombings in London and Madrid, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks."

We maintain that these bombings highlight the vulnerability of railways as terrorist targets. The Supporting Statement does not allege that passengers could carry bombs aboard a KCS train nor does it allege that the risks and means to prevent attacks are the same for KCS and commuter trains.

We further believe that these bombings highlight the potential for human tragedy in the event of a terrorist attack. While KCS may not run commuter trains in the U.S., the fact that its freight trains carry hazardous materials through populous urban centers warrants a comparison to the London and Madrid bombings. While the manner of the attack would indeed be different, the effect—the death and injury of hundreds if not thousands of people—could be comparable given KCS's cargo.

D. Reference to the Penn State University Report

In Section A.2.d KCS argues that the Supporting Statement's reference to the Penn State University report is misleading "because it implies that this report discloses failures in training of rail workers or failures in rail security by the Company," which KCS says "is completely inaccurate."

We believe that this is a misreading of the Supporting Statement and fails to acknowledge that it discusses the general importance of rail security to public safety in an effort to underscore the need for further disclosure and accountability in this area—not to imply a failure on KCS's part. We believe a fair reading would infer that our reference to the Penn State University Report establishes the importance of rail security in the public arena, points to the vulnerability of the nation's rail system to terrorist attacks, and underscores the need for further disclosure from the Company on its efforts to safeguard the security of its operations (and thereby to safeguard the public's health and the environment) from a terrorist attack or other homeland security incident.

E. Reference to KCS Workers

Alluding to the section of the Supporting Statement that references statements made by KCS rail workers, Section A.2.e of the No-Action Request contends that these statements are not verifiable and therefore misleading.

A survey of rail workers, including frontline KCS engineers and maintenance of way employees, revealed that despite warnings by the FBI that the rail network is a likely target of al Qaeda, rail carriers have done little in the face of clear and present danger. The statements made by KCS rail workers are accurate and verifiable based on this survey, the results of which were published in a report entitled "High Alert: Workers Warn of Security Gaps on Nation's Railroads," by the International Brotherhood of Teamsters in 2005.[24]

KCS goes on to argue that the reference to the rail workers' statements is misleading because it "implies that rail workers. . . would have knowledge of the

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[24] "High Alert: Workers Warn of Security Gaps on Nation's Railroads," International Brotherhood of Teamsters (September 2005) (available at: http://www.teamster.org/divisions/rail/pdfs/railsecuritybook.pdf)

various efforts employed by the Company to counter terrorism." KCS then again argues that certain of its counter terrorism measures cannot be disclosed due to various agreements, and should not be disclosed because such disclosure would increase the risk of a terrorist attack. In fact, KCS writes that "including such information in a public document would be tantamount to an invitation to terrorism."

Firstly, the Fund cites the statements of KCS workers to raise questions about the Company's practices and underscore the need for further disclosure—not to suggest that these workers are in a position of ultimate authority to know and evaluate KCS's efforts. The men and women who work on the railroads are the individuals who should be receiving terrorism preparedness training and who will likely be first on the scene of any derailment, accident or attack involving a hazardous materials shipment. Therefore, we contend that though these workers may not be aware of all of the Company's rail security efforts, they do provide an appropriate and necessary perspective, and we believe the Supporting Statement presents this perspective in a clear, straightforward way.

Secondly, as discussed earlier, we believe that KCS's arguments regarding why it cannot or should not disclose the information sought by the Proposal belong in the Company's statement in opposition in the proxy statement and do not constitute a basis for exclusion of the Proposal. Furthermore, we believe that the Company's contention that disclosure of its rail security efforts "would be tantamount to an invitation to terrorism" is ludicrous and dramatically out of line.

F. Reference to Canadian Pacific Railway

KCS argues that in referencing Canadian Pacific Railway's (CPR) rail security disclosures, the Supporting Statement implies that "the Company is disclosing fewer details than similarly-situated companies."

In calling attention to the fact that "other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost," the Fund is underscoring the fact that certain companies, such as CPR, are taking the lead in best practices in this area by providing investors with important information on this social policy issue. CPR discloses information regarding its rail security efforts that KCS does not disclose; that is a fact and is not misleading.

KCS further argues that "Canadian Pacific Railway does not even specifically disclose what it is doing to protect its operations in high-risk areas in which it operates, despite the implication to the contrary, making the entire statement materially misleading."

To be clear, the Supporting Statement says that CPR has "disclosed extensive detail of both security actions taken to protect [its] operations and their cost." We maintain that CPR has disclosed extensive detail of its security actions. For example, in CPR's 2005 Annual Report, in addition to disclosing details regarding the Company's participation in the U.S. Customs and Border Protection's (CBP) Customs-Trade Partnership Against Terrorism program, the Canada Border Services Agency's (CBSA) Partners in Protection program, the CBSA's Customs Self-Assessment program, and its commitment to work with the CBSA and CBP to install a new Vehicle and Cargo Inspection System (VACIS) at five border crossings, CPR reports:

> In addition, the Government of Canada and CPR have each committed up to $4.1 million to secure the rail corridor between the VACIS facility at Windsor, Ontario, and the U.S. border. This joint government-industry initiative is expected to enhance the security of U.S.-bound rail shipments while helping to ensure uninterrupted access to the U.S. market for our customers.[25]

Notably, in the Center for American Progress' report "New Strategies to Protect America: A Market-Based Approach to Private Sector Security, authors Robert Housman and Timothy Olson cite the above disclosure, which was also included in CPR's 2004 Annual Report, and state: "CPR raises the sort of homeland security information investors have the right to know. CPR's discussion here should be contrasted with the lack of discussion from other companies. . . ." [26]

KCS also argues that the Company "only has haulage rights in Chicago," thereby making misleading the statement that KDC has operations in Chicago. We contend that if KCS is operating in Chicago only via haulage rights, it is nonetheless operating in Chicago and potentially hauling hazardous materials through that metropolitan area.

KCS finally argues that the Supporting Statement implies that residents' efforts to establish ordinances re-routing rail operations have been successful, while instead they have been found to be preempted by federal law. We contend that the Supporting

[25] Canadian Pacific Railway, 2005 Annual Report

[26] Robert Housman & Timothy Olson (Center for American Progress), "New Strategies to Protect America: A Market-Based Approach to Private Sector Security," (Aug. 10, 2005) (available at: http://www.americanprogress.org/issues/2005/08/after_london_madrid.html)

Statement simply presents the fact that residents of metropolitan areas are working through the courts to establish ordinances that would re-route rail operations to protect major urban communities. As this is indeed a fact, we do not believe that it is materially false or misleading in any way.

G. Reference to KCS's Accident History

KCS argues in Section A.2.f that "accidents the Company may have had involving hazardous materials are irrelevant to the efforts that the Company has taken to counter terrorism" and further argues that reference to such accidents "implies that the Company has generally failed to comply with basic safety standards."

As mentioned in the Supporting Statement, KCS's history of accidents includes an incident in Forrest County, Mississippi where two cars leaking hydrochloric acid and sodium hydroxide derailed, causing 40 homes in the vicinity to be evacuated. We believe this incident is relevant for two reasons. One, it provides a frame of reference for the potential threat to surrounding communities posed by accidents or attacks involving hazardous materials. Two, it underscores the need for further disclosure by the Company regarding its efforts to minimize risks to the public. We do not believe it implies that KCS generally fails to comply with basic safety standards.

III. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Division not issue the determination requested by KCS.

In the Conclusion of the No-Action Request, KCS states that the Association of American Railroads "points out that the railroads are engaged in negotiations with their unions and are thus looking for information to improve their bargaining position." KCS suggests that "the Shareholder may have reasons for obtaining confidential information about the Company's efforts to safeguard against terrorism other than for protection of the Company."

As a shareholder of KCS, the Teamsters General Fund has a right and a responsibility to press for accountability and transparency regarding KCS's rail security efforts. The Company's level of vulnerability to a terrorist attack bears directly on the level of risk facing the environment and the general public. It is in the interests of KCS and its stakeholders that we have filed this Proposal and for KCS to suggest otherwise is entirely inappropriate; it demonstrates KCS's failure to recognize the Fund as a shareholder committed to enhancing and protecting its investment.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosure

cc: Brian P. Banks, Associate General Counsel and Corporate Secretary, Kansas City Southern

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kansas City Southern
Incoming letter dated December 21, 2007

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

We are unable to concur in your view that Kansas City Southern may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kansas City Southern may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that Kansas City Southern has met its burden of establishing that Kansas City Southern may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Kansas City Southern may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Peggy Kim
Attorney-Adviser

END